Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294 0999
Fax +27 11 295 0999
Website www.nedcor.co.za

NEDCOR

File No 82.3893

9 September 2002

02055002

United States Securities and Exchange Commission
Judiciary Plaza
450 - Fifth Street
N W
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

NEDCOR LIMITED: SCHEME OF ARRANGEMENT – SALIENT DATES – FILE NO: 82.3893

In terms of the requirements of Rule 12g 3-2 (b) of the Securities Exchange Act of 1934, we hereby attach a copy of an announcement published on the News Service of the JSE Securities Exchange South Africa, for your information.

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Yours faithfully

GS Nienaber
GROUP SECRETARY

cc: Stephen Siller

RECEIVED SEP 23 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 155

NEDCOR

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code: NED ISIN: ZAE000004875
("Nedcor")

NEDCOR
INVESTMENT BANK

Nedcor Investment Bank Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1963/003972/06)
Share Code on the JSE: NIB
Share Code on NSX: NIH
ISIN: ZAE000019030
("NIB")

SCHEME OF ARRANGEMENT – SALIENT DATES

1. **INTRODUCTION**

Shareholders of Nedcor and NIB are referred to an announcement dated Tuesday, 13 August 2002 regarding a proposed scheme of arrangement (the "scheme") in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act") to be proposed by Nedcor between NIB and its shareholders other than Nedcor.

Subject to the implementation of the scheme and in terms thereof, NIB shareholders recorded in the register on the expected record date for the scheme, Friday, 18 October 2002, will receive 3,03030 Nedcor shares ("consideration shares") for every 100 NIB shares, equating to 33 NIB shares per Nedcor share.

This announcement serves to inform NIB shareholders of the expected salient dates and times of the scheme.

2. **CONDITIONS PRECEDENT**

Shareholders of NIB are advised that the implementation of the scheme remains conditional upon:

- the unconditional approval by the JSE Securities Exchange South Africa ("the JSE") for the listing of the consideration shares on the JSE;
- the approval of the scheme by a majority representing not less than 75% of the votes exercisable by NIB shareholders other than Nedcor ("scheme members") recorded in the register at the close of trade on the JSE on Thursday, 26 September 2002, present and voting either in person or by proxy at the scheme meeting;
- the High Court of South Africa (Transvaal Provincial Division) (the "Court") sanctioning the scheme in terms of the Act; and
- a certified copy of the Order of Court sanctioning the scheme being registered by the Registrar of Companies in terms of the Act.

3. **MEETING TO BE HELD IN REGARD TO THE SCHEME**

In order to obtain the approval of scheme members for the scheme, a meeting of scheme members ("the scheme meeting") will be held at 10:00 on Monday, 30 September 2002 in the Auditorium, Nedcor Sandton, 135 Rivonia Road, Sandown, Sandton 2196.

4. **LISTING OF NIB ON THE JSE AND THE NAMIBIAN STOCK EXCHANGE ("THE NSX")**

Subject to implementation of the scheme, the JSE and the NSX have agreed to:

- the listing of NIB on the JSE and the NSX being suspended with effect from the commencement of trade on the JSE and the NSX on Monday, 14 October 2002; and
- the listing of NIB on the JSE and the NSX being terminated with effect from the commencement of trade on the JSE and the NSX on Tuesday, 22 October 2002.

P. T. O

5. **SALIENT DATES AND TIMES**

The expected dates and times of the scheme, which are subject to change, are set out below. In the event of any change, an appropriate announcement will be made.

	2002
Last day to trade in NIB shares on the JSE and the NSX in order to be eligible to vote at the scheme meeting by the close of trade on the JSE and the NSX on	Wednesday, 18 September
Record date to be eligible to vote by close of trade on the JSE and the NSX on	Thursday, 26 September
Last day to lodge forms of proxy for the scheme meeting, by 10:00 on	Friday, 27 September
Scheme meeting held at 10:00 on	Monday, 30 September
Announcement of the results ("finalisation announcement") of the scheme meeting made on the Securities Exchange News Service ("SENS") on or about	Monday, 30 September
Court hearing to sanction the scheme expected at 10:00 or as soon thereafter as Counsel may be heard on	Tuesday, 8 October
Expected last day to trade in NIB shares on the JSE and the NSX in order to be recorded in the register of members to participate in the scheme on	Friday, 11 October
Expected date for the suspension of NIB's listings on the JSE and the NSX, from the commencement of trade on the JSE and the NSX on	Monday, 14 October
Expected date for the listing of the consideration shares on the JSE from the commencement of trade on the JSE on	Monday, 14 October
Expected record date of the scheme, by close of trade on the JSE and the NSX on	Friday, 18 October
Expected operative date of the scheme on	Monday, 21 October
Expected date from which the consideration shares will be posted to certificated scheme participants and in respect of dematerialised shareholders, Central Securities Depository Participant ("CSDP") accounts credited with the consideration shares on	Monday, 21 October
Expected date for the termination of the listings on the JSE and the NSX, from the commencement of trade on the JSE and the NSX on	Tuesday, 22 October

Notes:

1. Any variation of the above dates and times, approved as necessary by the JSE, the NSX, the Securities Regulation Panel and/or the Court, will be advised by notification on SENS and in the press.
2. Dematerialised scheme members recorded in the register on the record date for voting must provide their CSDP or broker with their instructions for attendance or voting at the scheme meeting in the manner stipulated in the custody agreement governing the relationship between such shareholders and the CSDP or broker. These instructions must be provided to the CSDP or broker by the cut-off time and date advised by the CSDP or broker for instructions of this nature.
3. Dematerialised scheme participants are not required to take any further action once the finalisation announcement has been made. Their consideration shares will be credited to their accounts in terms of the custody agreement governing the relationship between such shareholders and the CSDP.
4. No dematerialisation or rematerialisation of NIB share certificates will take place after Friday, 11 October 2002.
5. Forms of proxy may also be handed to the Chairperson of the scheme meeting no later than 10 (ten) minutes before the commencement of the scheme meeting.

6. **POSTING OF CIRCULARS IN REGARD TO THE SCHEME AND WEBSITE ADDRESS**

A circular providing full details of the scheme and including, *inter alia*, a notice of the scheme meeting will be posted to shareholders of NIB on or about Tuesday, 10 September 2002.

Dedicated information and documentation relevant to NIB shareholders will be available from Tuesday, 10 September 2002 at www.georgesonshareholder.co.za.

Johannesburg
6 September 2002

Investment bank and joint sponsor to Nedcor and NIB

NEDCOR
INVESTMENT BANK

Corporate law advisers and consultants to Nedcor and NIB

EDWARD NATHAN & FRIEDLAND
CORPORATE LAW ADVISERS & CONSULTANTS

Lead sponsor in respect of this transaction to Nedcor and NIB

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Financial adviser to Nedcor

ERNST & YOUNG
Corporate Finance (Pty) Ltd.
(Registration number 2000/031575/07)

Independent financial adviser to NIB

Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Joint auditors and reporting accountants to NIB and joint auditors to Nedcor

KPMG

Deloitte & Touche
Deloitte & Touche Chartered Accountants (SA)
Registered accountants and auditors